

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Jennifer J. Weng
President and Director
Pantheon China Acquisition Corp. II and
Pantheon China Acquisition Corp. III
10-102 #9 Jianwai Ave.
Beijing, China

      Re: **Pantheon China Acquisition Corp. II**
             Form 20-FR12G
             Filed August 5, 2010
             File No. 000-54067

             Pantheon China Acquisition Corp. III
             Form 20-FR12G
             Filed August 5, 2010
             File No. 000-54068

Dear Ms. Weng:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director

cc: Joseph M. Lucosky, Esq. (Anslow & Jaclin, LLP)